Exxon Mobil Corporation

David Levy

5959 Las Colinas Boulevard

Financial Reporting Manager

Irving, TX 75039-2298

972 444 1290 Telephone

972 444 1222 Facsimile

ExxonMobil

October 6, 2006

Mr. Jonathan Duersch

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C.  20549

Fax. No. (202) 772-9368

Re:

SEC Letter to Exxon Mobil Corporation dated September 28, 2006

File No. 1-02256

Dear Mr. Duersch:

The purpose of this letter is to confirm our understanding, based on our phone conversation this morning, that the SEC has taken no exception to our request for an extension to November 10, 2006, to respond to the questions listed in the SEC's letter dated September 28.

As always, please do not hesitate to contact me at the number above.  Thank you.

Yours truly,

By: /s/ David Levy

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David Levy

Financial Reporting Manager